The U.S. Treasury Money Fund of America
333 South Hope Street, Los Angeles, California 90071
Telephone (213) 486-9200

For period ending 07/10/09
File number 811 – 06235

77C.              Matters submitted to a vote of security holders.

a)           Special meeting of shareholders – June 15, 2009

(1)	To approve a proposed Agreement and Plan of Reorganization and Liquidation:

Votes For	Votes Against	Votes Abstain
2,788,281,046	269,986,004	123,914,764